Condensed Consolidated Statements of Loss
(in millions of Canadian dollars except per share amounts)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2021	2020	2021	2020

Revenues (Note 4)	850	514	2,111	1,557
Fuel and purchased power (Note 5)	327	214	782	523
Carbon compliance	47	38	139	118
Gross margin	476	262	1,190	916
Operations, maintenance and administration (Note 5)	131	114	387	354
Depreciation and amortization	123	162	395	481
Asset impairment (Note 6)	575	76	620	67
Taxes, other than income taxes	9	8	26	25
Net other operating expense (income) (Note 7)	47	(10)	26	(30)
Operating income (loss)	(409)	(88)	(264)	19
Equity income	1	—	5	—
Finance lease income	6	2	19	4
Net interest expense (Note 8)	(63)	(56)	(186)	(175)
Foreign exchange gain	1	11	22	15
Gain on sale of assets and other (Note 3 and 14)	23	2	56	2
Loss before income taxes	(441)	(129)	(348)	(135)
Income tax expense (recovery) (Note 9)	(22)	(10)	42	(25)
Net loss	(419)	(119)	(390)	(110)

Net earnings (loss) attributable to:
TransAlta shareholders	(446)	(126)	(478)	(139)
Non-controlling interests (Note 10)	27	7	88	29
	(419)	(119)	(390)	(110)

Net loss attributable to TransAlta shareholders	(446)	(126)	(478)	(139)
Preferred share dividends (Note 19)	10	10	20	30
Net loss attributable to common shareholders	(456)	(136)	(498)	(169)
Weighted average number of common shares outstanding in the period (millions)	271	274	271	276
Net loss per share attributable to common shareholders, basic and diluted	(1.68)	(0.50)	(1.84)	(0.61)

See accompanying notes.

TRANSALTA CORPORATION F1

Condensed Consolidated Statements of Comprehensive Loss
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2021	2020	2021	2020
Net loss	(419)	(119)	(390)	(110)
Other comprehensive income (loss)
Net actuarial gains (loss) on defined benefit plans, net of tax (Note 1B)(1)	2	3	40	(12)
Gains (losses) on derivatives designated as cash flow hedges, net of tax(2)	—	(2)	(1)	3
Total items that will not be reclassified subsequently to net loss	2	1	39	(9)
Gains (losses) on translating net assets of foreign operations, net of tax	17	(27)	(20)	40
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax(3)	(11)	12	3	(11)
Gains (losses) on derivatives designated as cash flow hedges, net of tax(4)	(107)	(7)	(238)	48
Reclassification of losses (gains) on derivatives designated as cash flow hedges to net earnings, net of tax(5)	19	(35)	(7)	(84)
Total items that will be reclassified subsequently to net loss	(82)	(57)	(262)	(7)
Other comprehensive loss	(80)	(56)	(223)	(16)
Total comprehensive loss	(499)	(175)	(613)	(126)

Total comprehensive income (loss) attributable to:
TransAlta shareholders	(533)	(243)	(670)	(206)
Non-controlling interests (Note 10)	34	68	57	80
	(499)	(175)	(613)	(126)
(1) Net of income tax expense of $1 million and $12 million for the three and nine months ended Sept. 30, 2021 (2020 - $1 million expense and $4 million recovery).
(2) Net of income tax expense of nil for the three and nine months ended Sept. 30, 2021 (2020 - nil and $1 million expense).
(3) Net of income tax expense of nil for the three and nine months ended Sept. 30, 2021 (2020 - 1 million recovery and $1 million recovery).
(4) Net of income tax recovery of $29 million and $65 million for the three and nine months ended Sept. 30, 2021 (2020 - $1 million recovery and $15 million expense).
(5) Net of reclassification of income tax recovery of $5 million and expense of $2 million for the three and nine months ended Sept. 30, 2021 (2020 - 9 million and $22 million expense).

See accompanying notes.

TRANSALTA CORPORATION F2

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars)

Unaudited	Sept. 30, 2021	Dec. 31, 2020
Cash and cash equivalents	1,080	703
Restricted cash	74	71
Trade and other receivables	516	583
Prepaid expenses	45	31
Risk management assets (Note 11 and 12)	410	171
Inventory (Note 13)	186	238
Assets held for sale (Note 3)	—	105
	2,311	1,902
Investments	102	100
Long-term portion of finance lease receivables	192	228
Risk management assets (Note 11 and 12)	446	521
Property, plant and equipment (Note 6 and 14)
Cost	13,217	13,398
Accumulated depreciation	(8,007)	(7,576)
	5,210	5,822
Right of use asset (Note 3)	80	141
Intangible assets	259	313
Goodwill	463	463
Deferred income tax assets	67	51
Other assets	190	206
Total assets	9,320	9,747

Accounts payable and accrued liabilities	774	599
Decommissioning and other provisions (Note 15)	60	59
Risk management liabilities (Note 11 and 12)	428	94
Current portion of contract liabilities	13	1
Income taxes payable	28	18
Dividends payable (Note 18 and 19)	51	59
Current portion of long-term debt and lease liabilities (Note 16)	119	105
	1,473	935
Credit facilities, long-term debt and lease liabilities (Note 16)	2,971	3,256
Exchangeable securities (Note 17)	733	730
Decommissioning and other provisions (Note 15)	782	614
Deferred income tax liabilities	339	396
Risk management liabilities (Note 11 and 12)	103	68
Contract liabilities	13	14
Defined benefit obligation and other long-term liabilities (Note 1B)	253	298
Equity
Common shares (Note 18)	2,901	2,896
Preferred shares (Note 19)	942	942
Contributed surplus	37	38
Deficit	(2,361)	(1,826)
Accumulated other comprehensive income	110	302
Equity attributable to shareholders	1,629	2,352
Non-controlling interests (Note 10)	1,024	1,084
Total equity	2,653	3,436
Total liabilities and equity	9,320	9,747
Significant and subsequent events (Note 3)
Commitments and contingencies (Note 20)

See accompanying notes.

TRANSALTA CORPORATION F3

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited					Accumulated other comprehensive income		Attributable to non-controlling interests
9 months ended Sept. 30, 2021	Common shares	Preferred shares	Contributed surplus	Deficit		Attributable to shareholders		Total
Balance, Dec. 31, 2020	2,896	942	38	(1,826)	302	2,352	1,084	3,436
Net loss	—	—	—	(478)	—	(478)	88	(390)
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and of tax	—	—	—	—	(17)	(17)	—	(17)
Net gain (losses) on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(247)	(247)	1	(246)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	40	40	—	40
Intercompany FVOCI investments	—	—	—	—	32	32	(32)	—
Total comprehensive income (loss)	—	—	—	(478)	(192)	(670)	57	(613)
Common share dividends	—	—	—	(37)	—	(37)	—	(37)
Preferred share dividends	—	—	—	(20)	—	(20)	—	(20)
Effect of share-based payment plans	5	—	(1)	—	—	4	—	4
Distributions paid, and payable, to non-controlling interests (Note 10)	—	—	—	—	—	—	(117)	(117)
Balance, Sept. 30, 2021	2,901	942	37	(2,361)	110	1,629	1,024	2,653

9 months ended Sept. 30, 2020	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2019	2,978	942	42	(1,455)	454	2,961	1,101	4,062
Net earnings (loss)	—	—	—	(139)	—	(139)	29	(110)
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	29	29	—	29
Net gains on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(33)	(33)	—	(33)
Net actuarial losses on defined benefits plans, net of tax	—	—	—	—	(12)	(12)	—	(12)
Intercompany FVOCI investments	—	—	—	—	(51)	(51)	51	—
Total comprehensive income (loss)	—	—	—	(139)	(67)	(206)	80	(126)
Common share dividends	—	—	—	(35)	—	(35)	—	(35)
Preferred share dividends	—	—	—	(30)	—	(30)	—	(30)
Shares purchased under NCIB	(30)	—	—	9	—	(21)	—	(21)
Changes in non-controlling interests in TransAlta Renewables (Note 10)	—	—	—	5	—	5	13	18
Effect of share-based payment plans	(4)	—	(7)	—	—	(11)	—	(11)
Distributions paid, and payable, to non-controlling interests (Note 10)	—	—	—	—	—	—	(87)	(87)
Balance, Sept. 30, 2020	2,944	942	35	(1,645)	387	2,663	1,107	3,770
See accompanying notes.

TRANSALTA CORPORATION F4

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2021	2020	2021	2020
Operating activities
Net loss	(419)	(119)	(390)	(110)
Depreciation and amortization (Note 21)	197	195	574	567
Gain on sale of assets (Note 3)	(23)	(2)	(56)	(2)
Accretion of provisions (Note 8)	9	8	23	23
Decommissioning and restoration costs settled (Note 15)	(5)	(5)	(13)	(13)
Deferred income tax recovery (Note 9)	(46)	(29)	(17)	(65)
Unrealized (gain) loss from risk management activities	(67)	44	(100)	(2)
Unrealized foreign exchange (gains) losses	1	(13)	(24)	(11)
Changes in provisions and contract liability	3	1	(19)	10
Asset Impairment (Note 6)	575	76	620	67
Equity income, net of distributions from Joint Ventures	(2)	—	(3)	—
Other non-cash items	9	7	30	14
Cash flow from operations before changes in working capital	232	163	625	478
Change in non-cash operating working capital balances	378	94	322	114
Cash flow from operating activities	610	257	947	592
Investing activities
Additions to property, plant and equipment (Note 14)	(127)	(129)	(344)	(276)
Additions to intangibles	(1)	(3)	(4)	(8)
Restricted cash	(20)	(16)	(5)	—
Acquisitions, net of cash acquired	—	—	—	(37)
Proceeds on the sale of Pioneer Pipeline (Note 3)	—	—	128	—
Proceeds on sale of property, plant and equipment	33	1	37	2
Realized gains (losses) on financial instruments	(1)	(3)	(4)	3
Decrease in finance lease receivable	10	3	30	11
Other	6	(5)	(14)	(4)
Change in non-cash investing working capital balances	19	(12)	(26)	(59)
Cash flow used in investing activities	(81)	(164)	(202)	(368)
Financing activities
Net decrease in borrowings under credit facilities (Note 16)	—	(8)	(114)	(117)
Repayment of long-term debt (Note 16)	(18)	(17)	(63)	(61)
Dividends paid on common shares (Note 18)	(13)	(12)	(37)	(35)
Dividends paid on preferred shares (Note 19)	(9)	(10)	(29)	(30)
Net proceeds on issuance of common shares (Note 18)	—	—	8	—
Repurchase of common shares under NCIB (Note 18)	—	(2)	(4)	(21)
Realized losses on financial instruments	(1)	—	—	(7)
Distributions paid to subsidiaries' non-controlling interests (Note 10)	(50)	(27)	(117)	(69)
Repayment of lease liabilities (Note 16)	(2)	(5)	(6)	(15)
Other	1	—	(2)	—
Change in non-cash financing working capital balances	1	2	—	(14)
Cash flow used in financing activities	(91)	(79)	(364)	(369)
Cash flow from (used in) operating, investing, and financing activities	438	14	381	(145)
Effect of translation on foreign currency cash	—	(1)	(4)	4
Increase (decrease) in cash and cash equivalents	438	13	377	(141)
Cash and cash equivalents, beginning of period	642	257	703	411
Cash and cash equivalents, end of period	1,080	270	1,080	270
Cash income taxes paid	13	9	40	29
Cash interest paid	49	35	161	134

See accompanying notes.

TRANSALTA CORPORATION F5

Notes to Condensed Consolidated Financial Statements

(Unaudited)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. Accounting Policies
A. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent audited annual consolidated financial statements, except as outlined in Note 2. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s audited annual consolidated financial statements. Accordingly, they should be read in conjunction with the Corporation’s most recent audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of the Board of Directors on Nov. 8, 2021.

B. Use of Estimates and Significant Judgments
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Please refer to Note 2(Z) of the Corporation’s most recent audited annual consolidated financial statements for further details. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.

Change in Estimates
Defined benefit obligation
The liability for pension and post-employment benefits and associated costs included in compensation expenses are impacted by estimates related to changes in key actuarial assumptions, including discount rates. As a result of increases in discount rates in 2021, largely driven by increases in market benchmark rates, the defined benefit obligation has decreased by $52 million to $230 million as at Sept. 30, 2021 (Dec. 2020 - $282 million).

Provisions for Decommissioning and Restoration Activities
TransAlta recognizes provisions for decommissioning and restoration obligations. Initial decommissioning provisions, and subsequent changes thereto, are determined using the Corporation’s best estimate of the required cash expenditures, adjusted to reflect the risks and uncertainties inherent in the timing and amount of settlement. During the third quarter of 2021, there was a $120 million increase in estimated cash flows for our wind assets as estimates were updated after the review of a recent engineering study. The Corporation also increased the decommissioning and restoration provision by approximately $39 million for the Sundance and Keephills Units included in Alberta Thermal to reflect the change in the timing of the expected reclamation work resulting from asset retirements and change in useful lives. These changes resulted in an increased in the related assets in property, plant and equipment. Please refer to Note 15 for more details for changes in decommissioning and restoration provisions.

TRANSALTA CORPORATION F6

Notes to Condensed Consolidated Financial Statements

2. Significant Accounting Policies
A. Current Accounting Changes
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Corporation’s audited annual consolidated financial statements for the year ended Dec. 31, 2020, except for the adoption of new standards effective as of Jan. 1, 2021 and the early adoption of standards, interpretations or amendments that have been issued but are not yet effective.

I. Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use
Effective Jan. 1, 2021, the Corporation early adopted amendments to IAS 16 Property, plant and equipment (“IAS 16 Amendments”), in advance of its mandatory effective date of Jan. 1, 2022. The Corporation adopted the IAS 16 Amendments retroactively. No cumulative effect of initially applying the guidance arose. The IAS 16 Amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in a manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. No adjustments resulted from early adopting the amendments.

II. IFRS 7 Financial Instruments: Disclosures — Interest Rate Benchmark Reform
London Interbank Offered Rate ("LIBOR") is scheduled to be phased out as an interest rate index readily used by corporations for financial instruments by the end of 2021. The International Accounting Standards Board ("IASB") issued Interest Rate Benchmark Reform — Phase 2 in August 2020, which amends IFRS 9 Financial Instruments, IAS 39 Financial instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments were effective Jan. 1, 2021, and were adopted by the Corporation on Jan. 1, 2021.

The Corporation's credit facilities references US LIBOR for US-dollar drawings and the Canadian Dollar Offered Rate for Canadian drawings, and includes appropriate fallback language to replace these benchmark rates if a benchmark transition event were to occur. There was no financial impact upon adoption. As at Sept. 30, 2021, there were no drawings under the credit facilities. The Corporation is monitoring the reform and does not expect any material impact.

B. Future Accounting Policy Changes
I.Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets
On May 14, 2020, the IASB issued Onerous Contracts — Cost of Fulfilling a Contract and amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to specify which costs to include when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after Jan. 1, 2022 and will be adopted by the Corporation in 2022. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after the effective date. No financial impact is expected upon adoption.

II. Amendments to IAS 1 Presentation of Financial Statements: Material Accounting Policies
On Feb. 12, 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments are effective for annual periods beginning on or after Jan. 1, 2023, but the Corporation plans to early adopt these amendments for the 2021 annual financial statements. The Corporation is currently assessing the potential impact of this amendment on the financial statements.

III. Amendments to IAS 12 Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
On May 7, 2021, the IASB issued amendments to IAS 12 Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction. The amendments clarify that the initial recognition exemption under IAS 12 does not apply to transactions such as leases and decommissioning obligations. These transactions give rise to equal and offsetting temporary differences in which deferred tax should be recognized.

The amendments are effective for annual periods beginning on or after Jan. 1, 2023 with early application permitted. The Corporation is currently assessing the potential impact of this amendment on the financial statements.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

TRANSALTA CORPORATION F7

Notes to Condensed Consolidated Financial Statements

3. Significant and Subsequent Events
A. Acquisition of North Carolina Solar
On Nov. 5, 2021, the Corporation closed the acquisition of a 100 per cent membership interest in CI-II Mitchell Holding LLC, owner of a 122 MW portfolio of operating solar facilities located in North Carolina (collectively, “North Carolina Solar”), for cash consideration of US$99 million (including working capital adjustments) and the assumption of existing tax equity obligations. The acquisition was funded using existing liquidity. The North Carolina Solar portfolio consists of 20 solar photovoltaic facilities across North Carolina. The facilities were commissioned between November 2019 and May 2021 and are all operational. The facilities are secured by long-term power purchase agreements (“PPAs”) with two subsidiaries of Duke Energy ("Duke Energy"), which have an average remaining term of 12 years. Under the PPAs, Duke Energy receives the renewable electricity, capacity, and environmental attributes from each facility.

In accordance IFRS 3, Business Combinations, the substance of this transaction constituted a business combination for TransAlta. Accordingly, management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of net identifiable assets acquired. Given the close proximity between the acquisition date and the release date of these financial statements management has yet to determine a provisional allocation of the fair value of net identifiable assets acquired.

At the closing of the acquisition, TransAlta Renewables Inc. ("TransAlta Renewables"), a subsidiary of the Corporation, acquired a 100 per cent economic interest in North Carolina Solar from a wholly-owned subsidiary of TransAlta Corporation through a tracking share structure for US$102 million. Pursuant to the transaction, a TransAlta subsidiary owns North Carolina Solar indirectly and has issued to TransAlta Renewables tracking preferred shares reflecting its economic interest in the facilities.

B. Kent Hills Wind Facility Outage
On Sept. 27, 2021, the Corporation's subsidiary, Kent Hills Wind LP, experienced a single tower failure at its 167 MW Kent Hills wind facility in Kent Hills, New Brunswick. The failure involved a collapsed tower located within the Kent Hills 2 site. There were no injuries as a result of the collapse. Please see Note 6 for further details on the impairment.

The facility consists of 50 turbines at Kent Hills 1 and Kent Hills 2 and 5 turbines at Kent Hills 3. The turbines at the Kent Hills 1 and Kent Hills 2 sites have been taken offline pending a satisfactory independent engineering and safety assessment. The engineering assessment, which is ongoing, has identified sub-surface crack propagation at several of the foundations of the turbines located at the Kent Hills 1 and Kent Hills 2 sites. As a result, further inspection and testing will be required for all turbines at Kent Hills 1 and Kent Hills 2 to determine the required remediation plan, on a turbine-by-turbine basis. It is presently expected that the outage at Kent Hills 1 and Kent Hills 2 will require repairs or replacements for a significant portion of the existing foundations. Foundation replacements would require expenditures of approximately $1.5 million to $2.0 million per foundation. The remediation plan is expected to be implemented in 2022. The outage is expected to result in foregone revenue of approximately $3.4 million per month on an annualized basis so long as all 50 turbines are offline, based on average historical wind production, with revenue expected to be earned as the wind turbines are returned to service. The foundation issues at the Kent Hills 1 and Kent Hills 2 sites are unique to the design of those sites and there is no indication of any foundation issue at the Kent Hills 3 site nor any other wind sites in the fleet. The Corporation is maintaining communication with all key stakeholders and keeping them fully apprised of the situation. The Corporation has notified its insurers regarding an insurance claim for both property loss and business interruption.

C. Retirement of Sundance Unit 4, Keephills Unit 1 and Sundance Unit 5 Suspension
TransAlta has decided to retire Keephills Unit 1 effective Dec. 31, 2021, retire Sundance Unit 4 effective April 1, 2022 and suspend the Sundance Unit 5 Repowering Project. The evaluation of these facilities and project resulted in the Corporation recording asset impairment charges totalling $324 million ($245 million after-tax) during the third quarter of 2021. Please see Note 6 for further details on these impairment charges.

D. Highvale Mine Impairment
With all of TransAlta's remaining coal-fired units having been converted or in the process of being converted to natural gas, the Highvale Mine is no longer considered to be providing significant economic benefit to the Alberta Merchant CGU and has been removed from the CGU which resulted in an impairment recognized in the third quarter of 2021 of $185 million. Please see Note 6 for further details on this impairment charge.

F8 TRANSALTA CORPORATION

Notes to Condensed Consolidated Financial Statements

E. Announced Common Dividend Increase
On Sept. 28, 2021, the Corporation announced that its Board of Directors approved an 11 per cent increase on its common share dividend and declared a dividend of $0.05 per common share to be payable on Jan. 1, 2022 to shareholders of record at the close of business on Dec. 1, 2021. The quarterly dividend of $0.05 per common share represents an annualized dividend of $0.20 per common share.

F. Northern Goldfields Solar Project
On July 29, 2021, TransAlta Renewables announced that Southern Cross Energy, a subsidiary of the Corporation and an entity in which TransAlta Renewables owns an indirect economic interest, had reached an agreement to provide BHP Nickel West Pty Ltd. ("BHP") with renewable electricity to its Goldfields-based operations through the construction of the Northern Goldfields Solar Project. The project comprises the 27 MW Mount Keith Solar Farm, 11 MW Leinster Solar Farm, 10 MW/5MWh Leinster battery energy storage system and interconnecting transmission infrastructure, all of which will be integrated into our existing 169 MW Southern Cross Energy North remote network in Western Australia.

G. Sundance Unit 5 Retirement as a Coal-Fired Unit
On July 29, 2021, in accordance with applicable regulatory requirements, the Corporation gave notice to the Alberta Electric System Operator ("AESO") of its intention to retire the mothballed coal-fired Sundance Unit 5 effective Nov. 1, 2021 and to terminate the associated transmission service agreement.

During the third quarter of 2021, the Corporation recorded an impairment charge on Sundance Unit 5, please refer to Note 6 for further details.

H. Keephills Unit 2 and Sundance Unit 6 Conversion to Gas Completions
On July 19, 2021, the Corporation announced the completion of the conversion of Keephills Unit 2 from thermal coal to natural gas. In February 2021, the Corporation also completed the conversion to natural gas of Sundance Unit 6. Both Keephills Unit 2 and Sundance Unit 6 will maintain the same generator nameplate capacity of 395 MW and 401 MW, respectively.

I. Sale of the Pioneer Pipeline
On June 30, 2021, the Corporation closed the previously announced sale of the Pioneer Pipeline to ATCO Gas and Pipelines Ltd. ("ATCO") for the aggregate sale price of $255 million. The net cash proceeds to TransAlta from the sale of its 50 per cent interest, were approximately $128 million, subject to certain adjustments. Following closing of the transaction, the Pioneer Pipeline was integrated into NOVA Gas Transmission Ltd. ("NGTL") and ATCO's Alberta natural gas transmission systems to provide reliable natural gas supply to the Corporation's power generation stations at Sundance and Keephills. As part of the transaction, TransAlta entered into additional long-term gas transportation agreements with NGTL for new and existing transportation service of 400 TJ per day by the end of 2023. Please refer to Note 20 for further details.

As a result of this sale, the Corporation has derecognized the related Pioneer Pipeline assets which were classified as assets held for sale ($97 million) and recognized a gain on sale of $31 million on the statement of earnings. In addition, as part of the transaction, the natural gas transportation agreement with the Pioneer Pipeline Limited Partnership was terminated which resulted in the derecognition of the right of use asset ($41 million) and lease liability ($43 million) related to the pipeline, resulting in a gain of $2 million.

J. Sarnia Cogeneration Facility Contract Extension
On May 12, 2021, the Corporation executed an Amended and Restated Energy Supply Agreement with one of its large industrial customers at the Sarnia cogeneration facility which provides for the supply of electricity and steam. This agreement will extend the term of the original agreement from Dec. 31, 2022 to Dec. 31, 2032. The agreement provides that if the Corporation is unable to enter into a new contract with the Ontario Independent Electricity System Operator (“IESO”) or enter into agreements with its other industrial customers at the Sarnia cogeneration facility that extend past Dec. 31, 2025, then the agreement will automatically terminate on Dec. 31, 2025.

TRANSALTA CORPORATION F9

Notes to Condensed Consolidated Financial Statements

K. Garden Plain Wind Project
On May 3, 2021, the Corporation announced that it entered into a long-term PPA with Pembina Pipeline Corporation ("Pembina") pursuant to which Pembina has contracted for the renewable electricity and environmental credits of 100 MWs of the 130 MW Garden Plain wind project ("Garden Plain") in Alberta. Under a separate agreement, Pembina has the option to purchase a 37.7 per cent interest in the project (49 per cent of the PPA). The option must be exercised no later than 30 days after commercial operational date. TransAlta would remain the operator of the facility and earn a service fee if Pembina exercises this option. Initial construction activities have started in the third quarter of 2021 and completion of the project is expected in the second half of 2022.

L. Mangrove Claim
On April 23, 2019, The Mangrove Partners Master Fund Ltd. ("Mangrove") commenced an action in the Ontario Superior Court of Justice naming TransAlta Corporation, the incumbent members of the Board of Directors of TransAlta Corporation on such date, and Brookfield BRP Holdings (Canada) as defendants. Mangrove was seeking to set aside the 2019 Brookfield transaction. The parties reached a confidential settlement and the action was discontinued in the Ontario Superior Court of Justice on April 30, 2021.

M. Keephills 1 Superheater Force Majeure
Keephills Unit 1 was taken offline from March 17, 2015 to May 17, 2015 as a result of a large leak in the secondary superheater. TransAlta claimed force majeure under the Alberta power purchase arrangement. ENMAX Energy Corporation, the purchaser under the PPA at the time, did not dispute the force majeure but the Balancing Pool attempted to do so, seeking to recover $12 million in capacity payment charges it paid to TransAlta while the unit was offline. The parties reached a confidential settlement on April 21, 2021 and this matter is now resolved.

N. TransAlta Renewables Acquisitions
The Corporation completed the sale of its 100 per cent direct interest in the 206 MW Windrise wind project ("Windrise") to TransAlta Renewables on Feb. 26, 2021 for $213 million. The remaining construction costs for Windrise are paid by TransAlta Renewables. All turbine erection activities have now been completed, with final commissioning activities currently underway and commercial operation tracking to be achieved in November, 2021.

On April 1, 2021, the Corporation also completed the sale of its 100 per cent economic interest in the 29 MW Ada cogeneration facility ("Ada") and its 49 per cent economic interest in the 137 MW Skookumchuck wind facility ("Skookumchuck") to TransAlta Renewables for $43 million and $103 million, respectively. Both facilities are fully operational. Pursuant to the transaction, a TransAlta subsidiary owns Ada and Skookumchuck directly and has issued to TransAlta Renewables tracking preferred shares reflecting its economic interest in the facilities. The Ada cogeneration facility is under a PPA until 2026. The Skookumchuck wind facility is contracted under a PPA until 2040 with an investment grade counterparty.

O. Global Pandemic
The World Health Organization declared a Public Health Emergency of International Concern relating to COVID-19 on Jan. 30, 2020, which they subsequently declared, on March 11, 2020, as a global pandemic.

Notwithstanding the challenges associated with the pandemic, all of the Corporation's facilities continue to remain fully operational and capable of meeting our customers' needs, with exception of Kent Hills wind facility as described above, which is not related to the pandemic. The Corporation continues to work and serve all customers and counterparties under the terms of their contracts. The Corporation has not experienced interruptions to service requirements as a result of COVID-19. Electricity and steam supply continue to remain a critical service requirement to all customers and have been deemed an essential service in the Corporation's jurisdictions.

F10 TRANSALTA CORPORATION

Notes to Condensed Consolidated Financial Statements

4. Revenue
A. Disaggregation of Revenue
The majority of the Corporation's revenues are derived from the sale of physical power, capacity and environmental attributes, leasing of power facilities, and from asset optimization activities, which the Corporation disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

3 months ended Sept. 30, 2021	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total
Revenue from contracts with customers
Power and other(1)	8	37	68	33	9	3	—	—	158
Environmental credits(2)	—	14	—	—	—	—	—	—	14
Revenue from contracts with customers	8	51	68	33	9	3	—	—	172
Revenue from leases(3)	—	—	4	—	—	—	—	—	4
Revenue from derivatives and other trading activities(4)	—	(20)	7	—	15	52	86	1	141
Merchant revenue and other(1)	88	21	9	2	297	116	—	—	533
Total revenue	96	52	88	35	321	171	86	1	850

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	—	14	—	—	6	3	—	—	23
Over time	8	37	68	33	3	—	—	—	149
Total revenue from contracts with customers	8	51	68	33	9	3	—	—	172
(1) The Alberta PPAs for the Hydro and Alberta Thermal segments with the Balancing Pool expired at Dec. 31, 2020. These facilities began operating on a merchant basis in the Alberta market.
(2) Environmental credit revenue includes inter-segment revenues generated by the Wind and Solar and Hydro segments. Revenues are recognized as emission credits and are used to offset environmental obligations. Elimination of these revenues are reflected at the Corporate segment.
(3) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(4) Represents realized and unrealized gains or losses from hedging positions.

TRANSALTA CORPORATION F11

Notes to Condensed Consolidated Financial Statements

3 months ended Sept. 30, 2020	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total
Revenue from contracts with customers
Power and other(1)	37	29	51	24	81	3	—	—	225
Environmental credits(2)	—	18	—	—	—	—	—	—	18
Total revenue from contracts with customers	37	47	51	24	81	3	—	—	243
Revenue from leases(3)	—	—	—	16	14	—	—	—	30
Revenue from derivatives and other trading activities(4)	—	3	3	—	(5)	45	50	1	97
Merchant revenue and other	4	11	3	3	52	71	—	—	144
Total revenue	41	61	57	43	142	119	50	1	514

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	—	7	—	—	6	3	—	—	16
Over time	37	40	51	24	75	—	—	—	227
Total revenue from contracts with customers	37	47	51	24	81	3	—	—	243
(1) Certain contract balances within the Wind and Solar segment have been reclassified from revenue from contracts with customers to merchant revenue and other or revenue from leases.
(2) Environmental credit revenue includes inter-segment revenues generated by the Wind and Solar and Hydro segments. Revenues are recognized as emission credits and are used to offset environmental obligations. Elimination of these revenues are reflected at the Corporate segment.
(3) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(4) Represents realized and unrealized gains or losses from hedging positions.

9 months ended Sept. 30, 2021	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total
Revenue from contracts with customers
Power and other(1)	21	149	176	90	23	6	—	—	465
Environmental credits(2)	—	23	—	—	—	—	—	—	23
Revenue from contracts with customers	21	172	176	90	23	6	—	—	488
Revenue from leases(3)	—	—	14	—	—	—	—	—	14
Revenue from derivatives and other trading activities(4)	—	(21)	11	—	(81)	150	185	6	250
Merchant revenue and other(1)	278	62	14	6	833	166	—	—	1,359
Total revenue	299	213	215	96	775	322	185	6	2,111

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	—	23	—	—	14	6	—	—	43
Over time	21	149	176	90	9	—	—	—	445
Total revenue from contracts with customers	21	172	176	90	23	6	—	—	488
(1) The Alberta PPAs for the Hydro and Alberta Thermal segments with the Balancing Pool expired at Dec. 31, 2020. These facilities began operating on a merchant basis in the Alberta market.
(2) Environmental credit revenue includes inter-segment revenues generated by the Wind and Solar and Hydro segments. Revenues are recognized as emission credits and are used to offset environmental obligations. Elimination of these revenues are reflected at the Corporate segment.
(3) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(4) Represents realized and unrealized gains or losses from hedging positions.

TRANSALTA CORPORATION F12

Notes to Condensed Consolidated Financial Statements

9 months ended Sept. 30, 2020	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total
Revenue from contracts with customers
Power and other(1)	112	160	146	67	236	8	—	—	729
Environmental credits(2)	—	18	—	—	—	—	—	(5)	13
Total revenue from contracts with customers	112	178	146	67	236	8	—	(5)	742
Revenue from leases(3)	—	—	—	47	41	—	—	—	88
Revenue from derivatives and other trading activities(4)	—	8	4	—	17	211	103	4	347
Merchant revenue and other	9	54	6	7	194	110	—	—	380
Total revenue	121	240	156	121	488	329	103	(1)	1,557

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	—	18	—	—	17	8	—	—	43
Over time	112	160	146	67	219	—	—	(5)	699
Total revenue from contracts with customers	112	178	146	67	236	8	—	(5)	742
(1) Certain contract balances within the Wind and Solar segment have been reclassified from revenue from contracts with customers to merchant revenue and other or revenue from leases.
(2) Environmental credit revenue includes inter-segment revenues generated by the Wind and Solar and Hydro segments. Revenues are recognized as emission credits and are used to offset environmental obligations. Elimination of these revenues are reflected at the Corporate segment.
(3) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(4) Represents realized and unrealized gains or losses from hedging positions.

5. Expenses by Nature
Fuel and purchased power and operations, maintenance and administrative ("OM&A") expenses classified by nature are as follows:

	3 months ended Sept. 30				9 months ended Sept. 30
	2021		2020		2021		2020
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Gas fuel costs(1)	80	—	30	—	200	—	101	—
Coal fuel costs(1)(2)	53	—	86	—	123	—	171	—
Royalty, land lease, other direct costs	4	—	5	—	14	—	16	—
Purchased power	107	—	46	—	240	—	110	—
Mine depreciation(3)	74	—	33	—	179	—	86	—
Salaries and benefits	9	67	14	60	26	174	39	181
Other operating expenses(4)	—	64	—	54	—	213	—	173
Total	327	131	214	114	782	387	523	354
(1) As of the first quarter of 2021, fuel costs have been split to show natural gas and coal fuel costs separately within the above table and carbon compliance costs have been reclassified from fuel and purchased power to a separate line called carbon compliance costs on the condensed consolidated statements of loss. Prior periods have been adjusted to reflect these reclassifications.
(2) Included in coal fuel costs for the three and nine months ended Sept. 30, 2021, were $5 million and $16 million, respectively, related to the impairment of coal inventory recorded during 2021 (Sept. 30, 2020 - $22 million and $22 million) . Please refer to Note 13 for further details.
(3) Included in mine depreciation for the three and nine months ended Sept. 30, 2021, were $19 million and $48 million, respectively, related to the mine depreciation that was initially recorded in the standard cost of coal inventory and then subsequently impaired during 2021. Please refer to Note 13 for further details.
(4) Included in OM&A costs for the three and nine months ended Sept. 30, 2021, were $5 million and $30 million, respectively, related to the writedown of parts and material inventory related to the Highvale mine and coal operations at our natural gas converted facilities. Please refer to Note 13 for further details.

TRANSALTA CORPORATION F13

Notes to Condensed Consolidated Financial Statements

6. Asset Impairment Charges and Reversals

	3 months ended Sept. 30		9 months ended Sept. 30
	2021	2020	2021	2020
PP&E Impairments:
Alberta Thermal Facilities and Projects	324	70	324	70
Highvale Mine	185	—	185	—
Kaybob Cogeneration Project	—	—	27	—
Alberta Thermal other(1)	—	—	10	—
Wind Facilities	10	—	10	—
Hydro Facilities	9	2	9	2
Intangible asset impairment - Coal Rights(2)	3	—	17	—
Changes in decommissioning and restoration provisions for retired assets(3)	44	4	38	(5)
Asset impairment	575	76	620	67
(1) Certain capital spares and vehicles at the Highvale mine have been impaired as they will not be utilized in our converted natural gas facilities. Amounts have been adjusted to the expected recoverable amount less costs of disposal.
(2) Impaired to nil as no future coal will be extracted from this area of the mine.
(3) Change primarily due to changes in discount rates on retired assets.

A. 2021
Alberta Thermal Projects
In the third quarter of 2021, the Corporation recognized asset impairments charges in the Alberta Thermal segment as a result of the decision to suspend the Sundance Unit 5 repowering project ($190 million) and planned retirements of Keephills Unit 1, effective Dec. 31, 2021 ($78 million) and Sundance Unit 4, effective April 1, 2022 ($56 million). Keephills Unit 1 and Sundance Unit 4 impairment assessments were based on the estimated salvage values of these units which were in excess of the expected economic benefits from these units. For Sundance Unit 5 repowering project, impairment assessments were based on the estimated recoverable amount of estimated fair value less costs of disposal of reselling the equipment for assets under construction and estimated salvage value for the balance of the costs. The fair value measurement for assets under construction is categorized as a Level III fair value measurement. The total remaining estimated recoverable amount and salvage values for Sundance Unit 5 repowering project was $33 million at at Sept. 30, 2021. Discounting did not have a material impact to these asset impairments. These asset retirement and project suspension decisions were based on the Corporations's assessment of future market conditions, the age and condition of in-service units and TransAlta's strategic focus toward customer-centred renewable energy solutions.

Highvale Mine
In the third quarter of 2021, with the expected shut down of the Highvale Mine at the end of 2021, it was determined that the estimated salvage value exceeded the economic benefit to the Alberta Merchant CGU. The asset has been removed from the Alberta Merchant CGU for impairment purposes and was assessed for impairment as an individual asset which resulted in the recognized impairment charge of $185 million in the Alberta Thermal segment, with the asset being written down to salvage value.

Wind Facilities
During the third quarter of 2021, the Corporation recorded an impairment of $8 million for a wind asset as result of an increase in estimated decommissioning costs after the review of a recent engineering study. Please refer to Note 15 for more details for changes in decommissioning and restoration provisions. The resulting fair value measurement less cost of disposal is categorized as a Level III fair value measurement and the Corporation has adjusted the expected value down to $65 million at at Sept. 30, 2021 using discount rates of 5.0 per cent (Dec. 31, 2020 - 5.3 per cent). The key assumptions impacting the determination of fair value are electricity production, sales prices and cost inputs, which are subject to measurement uncertainty.

As at Sept. 30, 2021, the Corporation recognized an impairment of $2 million related to the Kent Hills Wind LP tower failure. Please refer to Note 3B for further details.

Hydro Facilities
During the third quarter of 2021, the Corporation recorded an impairment charge of $9 million in the Hydro segment on the balance of project development costs at one of our hydro facilities as there is uncertainty on timing of when the project will proceed.

TRANSALTA CORPORATION F14

Notes to Condensed Consolidated Financial Statements

Kaybob Cogeneration Project
Energy Transfer Canada, formerly SemCAMS Midstream ULC ("ET Canada") purported to terminate the agreements related to the development and construction of the Kaybob Cogeneration Project. As a result, during the first quarter of 2021, the Corporation recorded an impairment of $27 million in the Corporate segment as this facility was not yet operational. The recoverable amount was based on estimated fair value less costs of disposal of reselling the equipment purchased to date. TransAlta has commenced an arbitration seeking compensation for ET Canada's wrongful termination of the agreements. ET Canada seeks a declaration that the Agreements were lawfully terminated. Please refer to Note 20 for further details.

B. 2020
Sundance Unit 3
In the third quarter of 2020, the Corporation recognized an impairment charge on the Sundance Unit 3 in the amount of
$70 million, due to the Corporation's decision to retire the Unit 3 effective July 31, 2020. The impairment assessment was based on value in use and included the estimated future cash flows expected to be derived from the Unit until its retirement on July 31, 2020. Discounting did not have a material impact.

BC Hydro Facility
In the third quarter of 2020, the Corporation recorded an impairment of $2 million due to a post-construction review of water resources which resulted in a revision to the forecasted production at a BC hydro facility.

The impairments noted above for 2020 were offset by an asset impairment reversal related to changes in the decommissioning liability related to the Centralia mine and Sundance Units 1, which are no longer operating and have reached the end of their useful lives.

7. Net Other Operating Expense (Income)

	3 months ended Sept. 30		9 months ended Sept. 30
	2021	2020	2021	2020
Alberta Off-Coal Agreement	(10)	(10)	(30)	(30)
Supplier settlements	43	—	43	—
Highvale Mine onerous contract provision	14	—	14	—
Insurance recoveries	—	—	(1)	—
Net other operating expense (income)	47	(10)	26	(30)

A. Alberta Off-Coal Agreement
The Corporation receives payments from the Government of Alberta for the cessation of coal-fired emissions from its interest in the Keephills 3, Genesee 3 and Sheerness coal-fired plants on or before Dec. 31, 2030.

Under the terms of the agreement, the Corporation receives annual cash payments on or before July 31 of approximately $40 million, which commenced Jan. 1, 2017, and will terminate at the end of 2030. The Corporation recognizes the off-coal payments evenly throughout the year. Receipt of the payments is subject to certain terms and conditions. The OCA’s main condition is the cessation of all coal-fired emissions on or before Dec. 31, 2030. The affected plants are not, however, precluded from generating electricity at any time by any method, other than generation resulting in coal-fired emissions after Dec. 31, 2030. In July 2018, the Corporation obtained financing against the off-coal payments. Refer to Note 4(X) and Note 24 in our 2020 audited annual consolidated financial statements for further details.

TRANSALTA CORPORATION F15

Notes to Condensed Consolidated Financial Statements

B. Supplier Settlements
During the third quarter of 2021, $27 million was expensed for amounts due to contractors for not proceeding with the Sundance Unit 5 repowering project. With the suspension of the Sundance Unit 5 repowering project and the shift in the Corporation's strategy, we have also impaired a previously recognized deferred asset, as it is no longer likely that we will incur sufficient capital or operating expenditures to utilize the remaining credit. The Corporation impaired the remaining balance of the credit of $10 million (US$8 million) during the third quarter of 2021. An additional $6 million was expensed for amounts due to contractors for not proceeding with the construction of equipment for Keephills Unit 1 during the third quarter of 2021.

C. Onerous Contract Provision for Coal Royalty Agreement
During the third quarter of 2021, an onerous contract provision for future royalty payments of $14 million was recognized as a result of a decision to accelerate the plans to shut down the Highvale Mine. The Highvale Mine has now been removed from the Alberta Merchant Cash Generating Unit ("CGU"). Any remaining future royalty payments related to the extraction of coal has no future economic benefit and therefore represents an onerous contract which requires the full recognition of the expense as at Sept. 30, 2021.

8. Net Interest Expense
The components of net interest expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2021	2020	2021	2020
Interest on debt	41	39	121	121
Interest on exchangeable debentures	8	7	22	22
Interest on exchangeable preferred shares	7	—	21	—
Interest income	(2)	(2)	(8)	(7)
Capitalized interest	(5)	(2)	(13)	(4)
Interest on lease liabilities	1	2	5	6
Credit facility fees, bank charges and other interest	5	4	13	13
Tax shield on tax equity financing	—	—	1	—
Other	(1)	—	1	1
Accretion of provisions	9	8	23	23
Net interest expense	63	56	186	175

TRANSALTA CORPORATION F16

Notes to Condensed Consolidated Financial Statements

9. Income Taxes
The components of income tax expense (recovery) are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2021	2020	2021	2020
Current income tax expense	24	19	59	40
Deferred income tax recovery related to the origination and reversal of temporary differences	(125)	(38)	(144)	(62)
Deferred income tax expense related to temporary difference on investment in subsidiary	2	—	2	—
Deferred income tax expense arising from the writedown (reversal of previous writedowns) of deferred income tax assets(1)	77	9	125	(3)
Income tax expense (recovery)	(22)	(10)	42	(25)

	3 months ended Sept. 30		9 months ended Sept. 30
	2021	2020	2021	2020
Current income tax expense	24	19	59	40
Deferred income tax recovery	(46)	(29)	(17)	(65)
Income tax expense (recovery)	(22)	(10)	42	(25)
(1) During the three and nine months ended Sept. 30, 2021, the Corporation recorded a writedown on deferred tax assets of $77 million and $125 million, respectively (Sept. 30, 2020 - writedown of $9 million and reversed a previous writedown of $3 million). The deferred income tax assets mainly relate to the tax benefits of losses associated with the Corporation’s directly owned US operations. The Corporation evaluates at each period end, whether it is probable that sufficient future taxable income would be available from the Corporation’s directly owned US operations to utilize the underlying tax losses. The Corporation wrote these assets off as it is not considered probable that sufficient future taxable income will be available from the Corporation’s directly owned US operations to utilize the underlying tax losses.

10. Non-Controlling Interests
The Corporation’s subsidiaries with significant non-controlling interests are TransAlta Renewables and TransAlta Cogeneration L.P. The net earnings, distributions, and equity attributable to TransAlta Renewables’ non-controlling interests include the 17 per cent non-controlling interest in Kent Hills Wind LP, which owns the 167 MW Kent Hills wind farm located in New Brunswick.

	3 months ended Sept. 30		9 months ended Sept. 30
	2021	2020	2021	2020
Net earnings
TransAlta Cogeneration L.P.	17	5	48	10
TransAlta Renewables	10	2	40	19
	27	7	88	29

Total comprehensive income
TransAlta Cogeneration L.P.	17	5	48	10
TransAlta Renewables	17	63	9	70
	34	68	57	80

Cash distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	25	8	42	12
TransAlta Renewables	25	19	75	57
	50	27	117	69

TRANSALTA CORPORATION F17

Notes to Condensed Consolidated Financial Statements

As at	Sept. 30, 2021	Dec. 31, 2020
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	142	136
TransAlta Renewables	882	948
	1,024	1,084
Non-controlling interests share (per cent)
TransAlta Cogeneration L.P.	49.99	49.99
TransAlta Renewables	39.9	39.9

11. Financial Instruments
A. Financial Assets and Liabilities – Measurement

Financial assets and financial liabilities are measured on an ongoing basis at fair value, or amortized cost.
B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.
a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.
b. Level II
Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

c. Level III

Fair values are determined using inputs for the assets or liabilities that are not readily observable.
For assets and liabilities that are recognized at fair value on a recurring basis, the Corporation determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

There were no changes in the Corporation’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. For additional information, please refer to Note 15 of the 2020 audited annual consolidated financial statements.

Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of certain unobservable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses or the offsetting impact of Level II positions. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatility and correlations, delivery volumes, escalation rates and cost of supply.

TRANSALTA CORPORATION F18

Notes to Condensed Consolidated Financial Statements

As at	Sept. 30, 2021
Description	Base fair value	Sensitivity	Valuation technique	Unobservable input	Range	Reasonable possible change
Long-term power sale – US	252	+25 -152	Long-term price forecast	Illiquid future power prices (per MWh)	US$27 to US$48	Price decrease of US$3 or price increase of US$18
Coal transportation - US	(41)	+2 -12	Numerical derivation valuation	Illiquid future power prices (per MWh)	US$27 to US$48	Price decrease of US$3 or price increase of US$18
				Volatility	33% to 65%	80% to 120%
				Rail rate escalation	$22 to $24	zero to 4%
Full requirements - Eastern US	(156)	+6 -5	Historical bootstrap	Volume		95% to 105%
				Cost of supply		(+/-) US$1 per MWh
Long-term wind energy sale – Eastern US	(33)	+23 -22	Long-term price forecast	Illiquid future power prices (per MWh)	US$34 to US$48	Price increase or decrease of US$6
				Illiquid future REC prices (per unit)	US$2 to US$16	Price decrease of US$3 or price increase of US$2
Long-term wind energy sale – Canada	(10)	+41 -17	Long-term price forecast	Illiquid future power prices (per MWh)	$65 to $100	Price decrease of $27 or increase of $5
				Monthly wind discounts	38% to 54%	5% decrease or 5% increase
Others	(8)	+7 -5

As at	Dec. 31, 2020
Description	Base fair value	Sensitivity	Valuation technique	Unobservable input	Range	Reasonable possible change
Long-term power sale – US	598	+35 -59	Long-term price forecast	Illiquid future power prices (per MWh)	US$24 to US$32	Price decrease of US$3 or a price increase of US$5
Coal transportation - US	(16)	+3 -5	Numerical derivative valuation	Illiquid future power prices (per MWh)	US$24 to US$32	Price decrease of US$3 or a price increase of US$5
				Volatility	15% to 40%	80% to 120%
				Rail rate escalation	US$21 to US$24	zero to 4%
Full requirements - Eastern US	11	+3 -3	Historical bootstrap	Volume		95% to 105%
				Cost of supply		(+/-) US$1 per MWh
Long-term wind energy sale – Eastern US	(29)	+22 -22	Long-term price forecast	Illiquid future power prices (per MWh)	US$35 to US$52	Price increase or decrease of US$6
				Illiquid future REC prices (per unit)	US$11	Price increase or decrease of US$1
Others	(4)	+5 -5

TRANSALTA CORPORATION F19

Notes to Condensed Consolidated Financial Statements

i. Long-Term Power Sale – US
The Corporation has a long-term fixed price power sale contract in the US for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.
The contract is denominated in US dollars. With the weakening of the US dollar relative to the Canadian dollar from Dec. 31, 2020 to Sept. 30, 2021, the base fair value and the sensitivity values have decreased by approximately $2 million and $1 million, respectively.
ii. Coal Transportation - US
The Corporation has a coal rail transport agreement that includes an upside sharing mechanism to the benefit of the supplier, with a contract start date of Jan. 1, 2021, and extending until Dec. 31, 2025. Option pricing techniques have been utilized to value the associated obligation.

iii. Full Requirements – Eastern US
The Corporation has a portfolio of full requirement service contracts, as a fixed price non-asset backed proprietary transaction, the Corporation agrees to supply specific utility customer needs for a range of products that may include electrical energy, capacity, transmission, ancillary services, renewable credits and independent system operator costs. At inception, the Corporation actively hedges market price exposure through financial and physical transactions with third parties.

iv. Long-Term Wind Energy Sale – Eastern US
In relation to the Big Level wind facility, the Corporation has a long-term contract for differences whereby the Corporation receives a fixed price per MWh and pays the prevailing real-time energy market price per MWh as well as the physical delivery of renewable energy credits ("RECs") based on proxy generation. Commercial operation of the facility was achieved in December 2019, with the contract commencing on July 1, 2019, and extending for 15 years after the commercial operation date. The contract is accounted for at fair value through profit or loss.
v. Long-Term Wind Energy Sale – Canada
In relation to the Garden Plain wind facility, the Corporation has entered into a virtual PPA whereby the Corporation receives the difference between the fixed contract price per MWh and the Alberta Electric System Operator ("AESO") settled pool price per MWh. The contract commences on commercial operation of the facility, which is expected by the end of 2022, and extending for 18 years past that date. The energy component of the contract is accounted for at fair value through profit or loss.

In addition to the virtual PPA contract, the Corporation has entered into a 'bridge contract' that runs 16-months from Sept. 1, 2021 through Dec. 31, 2022, with the potential for extension at the virtual PPA price, depending on the commencement of commercial operations.

The key unobservable inputs used in the valuation of the contracts are the non-liquid forward prices for power and monthly wind discounts.

II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.
Commodity risk management assets and liabilities classified by fair value levels as at Sept. 30, 2021, are as follows: Level I - $27 million net asset (Dec. 31, 2020 – $13 million net liability), Level II – $274 million net asset (Dec. 31, 2020 – $27 million net liability) and Level III – $13 million net asset (Dec. 31, 2020 – $582 million net asset).

Significant changes in commodity net risk management assets and liabilities during the nine months ended Sept. 30, 2021, are primarily attributable to volatility in market prices on both existing contracts and new contracts as well as contract settlements.

TRANSALTA CORPORATION F20

Notes to Condensed Consolidated Financial Statements

The following tables summarize the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification level during the nine months ended Sept. 30, 2021 and 2020, respectively:

	9 months ended Sept. 30, 2021			9 months ended Sept. 30, 2020
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	573	9	582	678	8	686
Changes attributable to:
Market price changes on existing contracts	(249)	(100)	(349)	23	17	40
Market price changes on new contracts	—	(123)	(123)	—	(6)	(6)
Contracts settled	(83)	(10)	(93)	(52)	(5)	(57)
Change in foreign exchange rates	(4)	—	(4)	18	(2)	16
Net risk management assets (liabilities), end of period	237	(224)	13	667	12	679
Additional Level III information:
Gains (losses) recognized in other comprehensive income	(253)	—	(253)	41	—	41
Total gains (losses) included in earnings before income taxes	83	(223)	(140)	52	9	61
Unrealized gains (losses) included in earnings before income taxes relating to net assets held at period end	—	(233)	(233)	—	4	4

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in managing exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets and liabilities with a total net asset fair value of $11 million as at Sept. 30, 2021 (Dec. 31, 2020 – $12 million net liability) are classified as Level II fair value measurements. The significant changes in other net risk management assets during the nine months ended Sept. 30, 2021, are primarily attributable to favourable changes in foreign exchange and interest rates.

IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(1)				Total carrying
	Level I	Level II	Level III	Total	value(1)
Exchangeable securities - Sept. 30, 2021	—	779	—	779	733
Long-term debt - Sept. 30, 2021	—	3,157	—	3,157	3,006

Exchangeable securities - Dec. 31, 2020	—	769	—	769	730
Long-term debt - Dec. 31, 2020	—	3,480	—	3,480	3,227
(1) Includes current portion.

The fair values of the Corporation’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, restricted cash, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the loan receivable recorded in other assets approximate the carrying amounts as amounts receivable represent cash flows from repayments of principal and interest.

TRANSALTA CORPORATION F21

Notes to Condensed Consolidated Financial Statements

C. Inception Gains and Losses
The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. For derivatives that extend beyond the time period for which exchange-based quotes are available, the fair values of these derivatives are determined using inputs that are not readily observable. Please refer to section B of this Note 11 above for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “Transaction Price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the condensed consolidated statements of financial position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the Transaction Price and the fair value determined using a valuation model, yet to be recognized in net earnings, and a reconciliation of changes is as follows:

	9 months ended Sept. 30
	2021	2020
Unamortized net gain (loss) at beginning of period	(33)	9
New inception gains	15	4
Change in foreign exchange rates	—	(1)
Amortization recorded in net earnings during the period	(6)	(30)
Unamortized net loss at end of period(1)	(24)	(18)
(1) In the third quarter of 2020, the net inception gain on the long-term fixed price power sale contract in the US changed to a loss position based on the day 1 forward price curve at inception of the contract.

12. Risk Management Activities
The Corporation is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Corporation's earnings and the value of associated financial instruments that the Corporation holds. The Corporation's risk management strategy, policies and controls are designed to ensure that the risk it assumes comply with the Corporation's internal objectives and its risk tolerance. For additional information on the Corporation's Risk Management Activities please refer to Note 16 of the 2020 audited annual consolidated financial statements.

A. Net Risk Management Assets and Liabilities
Aggregate net risk management assets and (liabilities) are as follows:

As at Sept. 30, 2021
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	(42)	19	(23)
Long-term	278	59	337
Net commodity risk management assets	236	78	314
Other
Current	6	(1)	5
Long-term	—	6	6
Net other risk management assets	6	5	11

Total net risk management assets	242	83	325

TRANSALTA CORPORATION F22

Notes to Condensed Consolidated Financial Statements

As at Dec. 31, 2020
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	101	(11)	90
Long-term	471	(19)	452
Net commodity risk management assets (liabilities)	572	(30)	542
Other
Current	(9)	(4)	(13)
Long-term	—	1	1
Net other risk management liabilities	(9)	(3)	(12)

Total net risk management assets (liabilities)	563	(33)	530

B. Nature and Extent of Risks Arising from Financial Instruments

I. Market Risk

i. Commodity Price Risk Management – Proprietary Trading

The Corporation’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information. Value at risk ("VaR") is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at Sept. 30, 2021, associated with the Corporation’s proprietary trading activities was $7 million (Dec. 31, 2020 - $1 million).
ii. Commodity Price Risk – Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and byproducts, as considered appropriate. VaR is used to determine the potential change in value of the Corporation’s commodity derivative instruments used in association with generation activities, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. Changes in market prices associated with these activities affect net earnings in the period that the price changes occur. VaR at Sept. 30, 2021, associated with the Corporation's commodity derivative instruments used in generation hedging activities was $43 million (Dec. 31, 2020 - $12 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at Sept. 30, 2021, associated with these transactions was $34 million (Dec. 31, 2020 - $15 million).
II. Credit Risk
The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at Sept. 30, 2021:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1)	91	9	100	516
Long-term finance lease receivable	100	—	100	192
Risk management assets(1)	99	1	100	856
Loan receivable(2)	—	100	100	55
Total				1,619

(1) Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2) The counterparty has no external credit rating. The loan receivable is recorded in other assets.

TRANSALTA CORPORATION F23

Notes to Condensed Consolidated Financial Statements

The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trades, net of any collateral held, at Sept. 30, 2021, was $53 million (Dec. 31, 2020 - $22 million). TransAlta has implemented additional monitoring and risk mitigation measures to address the on-going impacts from the COVID-19 pandemic.

III. Liquidity Risk

TransAlta continues to be in a strong financial position with no liquidity issues. The Corporation has sufficient existing liquidity available to meet its upcoming debt maturities. The next major debt repayment is scheduled for November 2022. Our highly diversified asset portfolio, by both fuel type and operating region, provide stability in our cash flows and highlight the strength of our long-term contracted asset base.
Liquidity risk relates to the Corporation’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes. A maturity analysis of the Corporation’s financial liabilities as well as financial assets that are expected to generate cash inflows to meet cash outflows on financial liabilities, is as follows:

	2021	2022	2023	2024	2025	2026 and thereafter	Total
Accounts payable and accrued liabilities	774	—	—	—	—	—	774
Long-term debt(1)	30	621	162	119	134	1,972	3,038
Exchangeable securities(2)	—	—	—	—	750	—	750
Commodity risk management liabilities (assets)	5	9	(85)	(140)	(100)	(3)	(314)
Other risk management liabilities (assets)	1	(5)	(3)	(3)	—	(1)	(11)
Lease liabilities(3)	2	(6)	4	3	2	79	84
Interest on long-term debt and lease obligations(4)	55	145	121	115	109	858	1,403
Interest on exchangeable securities(2,4)	13	52	53	53	—	—	171
Dividends payable	51	—	—	—	—	—	51
Total	931	816	252	147	895	2,905	5,946
(1) Excludes impact of hedge accounting and derivatives.
(2) Assumes the debentures will be exchanged on Jan. 1, 2025. Please refer to Note 17 for further details.
(3) Lease liabilities include a lease incentive of $13 million expected to be received in 2022.
(4) Not recognized as a financial liability on the condensed consolidated statements of financial position.

C. Collateral and Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.

As at Sept. 30, 2021, the Corporation had posted collateral of $332 million (Dec. 31, 2020 – $163 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk contingent features, which if triggered could result in the Corporation having to post an additional $181 million (Dec. 31, 2020 – $85 million) of collateral to its counterparties.

13. Inventory
The cost of coal from the Highvale mine continues to increase as a result of the Corporation's decision to convert coal fired facilities to natural gas. The cost of coal is not expected to be recovered based on current power pricing. For the three and nine months ended Sept. 30, 2021, the fuel and purchased power includes a $24 million and $64 million writedown, respectively, on internally produced coal inventory to its net realizable value, of which $19 million and $48 million relates to increased depreciation from the accelerated closure of the mine.

TRANSALTA CORPORATION F24

Notes to Condensed Consolidated Financial Statements

The components of inventory are as follows:

As at	Sept. 30, 2021	Dec. 31, 2020
Parts and materials	76	107
Coal	43	83
Deferred stripping costs	3	8
Natural gas	2	2
Purchased emission credits	62	38
Total	186	238

For the nine months ended Sept. 30, 2021, OM&A costs included a writedown of $30 million, for parts and material inventory related to the Highvale Mine and coal operations at our natural gas converted facilities. With the accelerated shut down of the Highvale Mine and progression towards full conversion to natural gas by the end of 2021, it was determined that a portion of the coal-related parts and materials inventory would not be utilized in the operations of our converted natural gas facilities and adjusted their values down to the expected net realizable amounts for the remainder of 2021.

Carbon compliance costs are regulated costs that the business incurs as a result of greenhouse gas emissions generated from our operating units. TransAlta’s exposure to carbon compliance costs is mitigated through the use of eligible emission credits generated from the Corporation’s Wind and Solar and Hydro segments, as well as, purchasing emission credits from the market at prices lower than the regulated compliance price of carbon. Emission credits generated from our Alberta business have no recorded book value but are expected to be used to offset emission obligations from our Alberta Thermal and North American Gas segments in the future when the compliance price of carbon is expected to increase, resulting in a reduced cash cost for carbon compliance. At Sept. 30, 2021, we currently hold 1,898,832 credits of inventory purchased externally with a recorded book value of $62 million (Dec. 31, 2020 — 1,434,761 credits with a recorded book value of $38 million). The Corporation has approximately 1,143,695 (Dec. 31, 2020 — 502,653) of internally generated eligible emission credits with no recorded book value.

14. Property, Plant and Equipment
During the three and nine months ended Sept. 30, 2021, the Corporation had additions of $127 million and $344 million, respectively. The additions mainly related to planned major maintenance, assets under construction for the boiler conversions, the Windrise wind project, the Garden Plain wind project, and the Sundance Unit 5 repowering project. Please refer to the Note 6 for more details on impairments charges recognized during 2021.

As at Sept. 30, 2021, there was a substantial increase in the decommissioning provision, which increased the related assets included in PP&E by $134 million. Please refer to Note 15 for further details on significant changes in estimates for decommissioning provisions.

During the three and nine months ended Sept. 30, 2020, the Corporation had additions of $129 million and $276 million, respectively. The additions related to assets under construction for the boiler conversions, the Windrise wind project, the WindCharger battery storage project, the Kaybob cogeneration facility, land and planned major maintenance expenditures.

During the third quarter of 2021, the Corporation sold equipment at Alberta Thermal which resulted in a gain of sale of $23 million.

TRANSALTA CORPORATION F25

Notes to Condensed Consolidated Financial Statements

15. Decommissioning and Other Provisions
The change in decommissioning and other provision balances is as follows:

	Decommissioning and restoration	Other	Total
Balance, Dec. 31, 2020	608	65	673
Liabilities incurred	—	22	22
Liabilities settled	(13)	(43)	(56)
Accretion	23	—	23
Revisions in estimated cash flows	159	11	170
Revisions in discount rates	11	—	11
Change in foreign exchange rates	(1)	—	(1)
Balance, Sept. 30, 2021	787	55	842

	Decommissioning and restoration	Other	Total
Balance, Dec. 31, 2020	608	65	673
Current portion	21	38	59
Non-current portion	587	27	614
Balance, Sept. 30, 2021	787	55	842
Current portion	30	30	60
Non-current portion	757	25	782

A. Decommissioning and Restoration
In the third quarter of 2021, the Corporation adjusted the wind assets decommissioning and restoration provision as estimates were updated after the review of a recent engineering study. The Corporation's current best estimate of the decommissioning and restoration provision increased by $120 million. The Corporation also increased the decommissioning and restoration provision by approximately $39 million for the Sundance and Keephills Units included in Alberta Thermal to reflect the change in the timing of the expected reclamation work resulting from asset retirements and change in useful lives.

B. Other Provisions
Other provisions also include provisions arising from ongoing business activities and include amounts related to commercial disputes between the Corporation and customers or suppliers. Information about the expected timing of settlement and uncertainties that could impact the amount or timing of settlement has not been provided as this may impact the Corporation’s ability to settle the provisions in the most favourable manner.

TRANSALTA CORPORATION F26

Notes to Condensed Consolidated Financial Statements

16. Credit Facilities, Long-Term Debt and Lease Liabilities

The amounts outstanding are as follows:

As at	Sept. 30, 2021			Dec. 31, 2020
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	—	—	—%	114	114	2.7%
Debentures	251	251	7.1%	249	251	7.1%
Senior notes(3)	881	888	5.4%	886	894	5.4%
Non-recourse(4)	1,742	1,761	4.1%	1,837	1,858	4.1%
Other(5)	132	138	7.1%	141	147	7.1%
	3,006	3,038		3,227	3,264
Lease liabilities	84			134
	3,090			3,361
Less: current portion of long-term debt	(112)			(97)
Less: current portion of lease liabilities	(7)			(8)
Total current long-term debt and lease liabilities	(119)			(105)
Total credit facilities, long-term debt and lease liabilities	2,971			3,256

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers’ acceptances and other commercial borrowings under long-term committed credit facilities.
(3) US face value at Sept. 30, 2021 - US$700 million (Dec. 31, 2020 - US$700 million).
(4) Includes AU$800 million (Dec 31, 2020 - AU$800 million) senior secured note offering by TEC Hedland Pty Ltd., a subsidiary of the Corporation.
(5) Includes US$106 million at Sept. 30, 2021 (Dec. 31, 2020 - US$110 million) of tax equity financing.

The Corporation has $2.0 billion of committed syndicated credit facilities and $0.2 billion of committed bilateral credit facilities, of which $1.3 billion was available as at Sept. 30, 2021 (Dec. 31, 2020 – $1.5 billion) including the undrawn letters of credit. This includes a $1.25 billion credit facility which was converted into a facility with a Sustainability-Linked Loan ("SLL") and which was extended to June 30, 2025. The facility's financing terms will align the cost of borrowing to TransAlta's greenhouse gas emission reduction and gender diversity targets, which are part of the Corporation's overall environment, social and governance, or ESG. The SLL will have a cumulative pricing adjustment to the borrowing costs on the facilities and a corresponding adjustment to the standby fee (the "Sustainability Adjustment"). Depending on performance against interim targets that have been set for each year of the credit facility term, the Sustainability Adjustment is structured as a two-way mechanic and could move either up, down or remain unchanged for each sustainability performance target based on performance. In addition, the Corporation's committed bilateral credit facilities were also extended to June 30, 2023.
As at Sept. 30, 2021, the Corporation was in compliance with all debt covenants.

The weakening of the US dollar has decreased our US-denominated long-term debt balances, mainly the senior notes and tax equity financing, by $7 million as at Sept. 30, 2021. Almost all our US-denominated debt is hedged either through financial contracts or net investments in our US operations.

Additionally, the weakening of the Australian dollar has decreased our Australian-denominated non-recourse senior secured notes by approximately $41 million as at Sept. 30, 2021. As this debt is issued by an Australian subsidiary, the foreign currency translation impacts are recognized within other comprehensive income and not in foreign exchange gains (losses) on the statement of earnings.

TRANSALTA CORPORATION F27

Notes to Condensed Consolidated Financial Statements

17. Exchangeable Securities
A. $750 Million Exchangeable Securities

As at	Sept. 30, 2021			Dec. 31, 2020
	Carrying value	Face value	Interest	Carrying value	Face value	Interest
Exchangeable debentures – due May 1, 2039	333	350	7%	330	350	7%
Exchangeable preferred shares(1)	400	400	7%	400	400	7%
Total Exchangeable Securities	733	750		730	750
(1) Exchangeable preferred share dividends are reported as interest expense.

On Aug. 5, 2021, the Corporation declared a dividend of $7 million in aggregate for the issued and outstanding Cumulative Redeemable First Preferred Share, Series I ("Exchangeable Preferred Shares") at the fixed rate of 1.745 per cent per cent per Share will be paid on Nov. 30 2021. On Nov. 1, 2021, the Corporation declared a dividend of $7 million in aggregate for Exchangeable Preferred Shares at the fixed rate of 1.764 per cent, per share payable on Nov. 30, 2021. The Exchangeable Preferred Shares are considered debt for accounting purposes, and as such, dividends are reported as interest expense (Note 8).

B. Option to Exchange

As at	Sept. 30, 2021		Dec. 31, 2020
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Option to exchange – embedded derivative	—	+nil -31	—	+nil -33

The Corporation entered into an investment agreement pursuant to which Brookfield Renewable Partners and its affiliates (collectively “Brookfield”) invested $750 million in the Corporation through the purchase of exchangeable securities.

The investment agreement allows Brookfield the Option to Exchange all of the outstanding exchangeable securities into an equity ownership interest of up to a maximum 49 per cent in an entity formed to hold TransAlta’s Alberta Hydro Assets after Dec. 31, 2024. The fair value of the Option to Exchange is considered a Level III fair value measurement as there is no available market-observable data. It is therefore valued using a mark-to-forecast model with inputs that are based on historical data and changes in underlying discount rates only when it represents a long-term change in the value of the Option to Exchange.

Sensitivity ranges for the base fair value are determined using reasonably possible alternative assumptions for key unobservable inputs, which is mainly the change in the implied discount rate of the future cash flow. The sensitivity analysis has been prepared using the Corporation’s assessment that a change in the implied discount rate of the future cash flow of 1 per cent is a reasonably possible change.

18. Common Shares
A. Issued and Outstanding
 TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	9 months ended Sept. 30
	2021		2020
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	269.8	2,896	277.0	2,978
Effect of share-based payment plans	—	(3)	—	(4)
Purchased and cancelled under the NCIB	—	—	(2.8)	(30)
Stock options exercised	1.2	8	—	—
Issued and outstanding, end of period	271.0	2,901	274.2	2,944

TRANSALTA CORPORATION F28

Notes to Condensed Consolidated Financial Statements

B. NCIB Program
On May 25, 2021, the Toronto Stock Exchange ("TSX") accepted the notice filed by the Corporation to implement a normal course issuer bid ("NCIB") for a portion of our common shares. Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14,000,000 common shares, representing approximately 7.16 per cent of its public float of common shares as at May 18, 2021. Any common shares purchased under the NCIB will be cancelled. The period during which TransAlta is authorized to make purchases under the NCIB commences on May 31, 2021 and ends on May 30, 2022.

Shares purchased by the Corporation under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in deficit.

	Sept. 30, 2021	Sept. 30, 2020
Total shares purchased	—	2,849,400
Average purchase price per share		$7.51
Total cost	—	21
Weighted average book value of shares cancelled	—	30
Amount recorded in deficit	—	9

C. Dividends
On August 5, 2021, the Corporation declared a quarterly dividend of $0.045 per common share, paid on Oct. 1, 2021. On Sept. 28, 2021, the Corporation declared a quarterly dividend of $0.05 per common share, payable on Jan. 1, 2022.
There have been no other transactions involving common shares between the reporting date and the date of completion of these unaudited interim condensed consolidated financial statements.

D. Stock Options
On May 4, 2021, the Corporation approved amendments to the Stock Option Plan to reduce the total aggregate number of common shares held in reserve for issuance under this program. The amendments reduce the aggregate total number of shares reserved for issuance to 14,500,000 common shares as at March 31, 2021 (Dec. 31, 2020 - 16,500,000 common shares).

19. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed or floating rate first preferred shares.

	Sept. 30, 2021		Dec. 31, 2020
Series	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Series A	9.6	235	10.2	248
Series B	2.4	58	1.8	45
Series C	11.0	269	11.0	269
Series E	9.0	219	9.0	219
Series G	6.6	161	6.6	161
Issued and outstanding, end of period	38.6	942	38.6	942

On March 18, 2021, the Corporation announced that 1,417,338 of its 10.2 million Series A Cumulative Fixed Redeemable Rate Reset Preferred Shares ("Series A Shares") and 871,871 of its 1.8 million Series B Cumulative Redeemable Floating Rate Preferred Shares ("Series B Shares") were tendered for conversion, on a one-for-one basis, into Series B Shares and Series A Shares, respectively after having taken into account all election notices. As a result of the conversion, the Corporation had 9.6 million Series A shares and 2.4 million Series B Shares issued and outstanding as at March 31, 2021.

TRANSALTA CORPORATION F29

Notes to Condensed Consolidated Financial Statements

B. Dividends
The following table summarizes the value of preferred share dividends declared during the nine months ended Sept. 30, 2021 and 2020:

		3 months ended Sept. 30		9 months ended Sept. 30
Series	Quarterly amounts per share	2021	2020	2021(1)	2020
A	0.17981	1	2	3	5
B(2)	0.13479	1	—	1	1
C	0.25169	3	3	6	9
E	0.32463	3	3	6	9
G	0.31175	2	2	4	6
Total for the period		10	10	20	30
(1) No dividends were declared in the first quarter of 2021 as the quarterly dividend related to the period covering the first quarter of 2021 was declared in December 2020.
(2) Series B Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 2.03 per cent.

On Aug. 5, 2021, the Corporation declared a quarterly dividend of $0.17981 per share on the Series A preferred shares, $0.13479 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.31175 per share on the Series G preferred shares, paid on Sept. 30, 2021.

On Nov. 1, 2021, the Corporation declared a quarterly dividend of $0.17981 per share on the Series A preferred shares, $0.13970 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.31175 per share on the Series G preferred shares, payable on Dec. 31, 2021.

20. Commitments and Contingencies
A. Commitments
In addition to the commitments disclosed elsewhere in these unaudited interim condensed consolidated financial statements and those disclosed in the 2020 audited annual financial statements, during 2021, the Corporation has incurred the following additional contractual commitments, either directly or through its interests in joint operations. Approximate future payments under these agreements are shown in the table below. In addition, certain commitments disclosed in the 2020 audited annual financial statements are based on variable pricing. Any material updates to contracts containing variable pricing are discussed below.

Natural Gas and Transportation Contracts
As part of the sale of the Pioneer Pipeline, the Corporation entered into a 15-year agreement for an additional 275 TJ per day of natural gas transportation on a firm basis by 2023, representing a new commitment of $439 million over the next 15 years. This agreement replaces, in part, the Corporation's existing 15-year commitment for natural gas transportation for 139 TJ per day on the Pioneer Pipeline, which was terminated on June 30, 2021, and was accounted for as a lease. As a result, the Corporation now has firm gas transportation contracts in place for 400 TJ per day by 2023. Additionally, on June 30, 2021 the Corporation's agreement to purchase 139 TJ per day of natural gas from Tidewater was terminated, which reduces the commitments disclosed at Dec. 31, 2020 by $1.7 billion.

Growth
As part of the Northern Goldfields Solar Project, engineering, procurement and construction contracts have been entered into for the construction of the Northern Goldfields Solar Project. New commitments of $13 million for the remainder of 2021 and $44 million in 2022 have entered into during the third quarter of 2021.

TRANSALTA CORPORATION F30

Notes to Condensed Consolidated Financial Statements

B. Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required. For the current significant outstanding contingencies, please refer to Note 36 of the 2020 audited annual consolidated financial statements. The changes to these contingencies during the nine months ended Sept. 30, 2021 are included below:

I. Sarnia Outages
The Sarnia cogeneration facility experienced three separate events between May 19, 2021 and June 9, 2021 that resulted in steam interruptions to its industrial customers. As a result, the customers have submitted claims for liquidated damages. Steam supply disruptions of this nature are atypical and infrequent at the Sarnia cogeneration facility. The Corporation commenced an investigation to determine the root cause of each of the three events, which should be completed later in the year, or the first quarter of 2022. The results of the investigation will help to determine if any liquidated damages are owing and, if so, the quantum.

II. Transmission Line Loss Rule Proceeding
The Corporation has been participating in a transmission line loss rule proceeding before the Alberta Utilities Commission ("AUC"). The AUC determined that it has the ability to retroactively adjust line loss charges going back to 2006 and directed the AESO to recalculate loss factors for 2006 to 2016. The first two invoices were received during 2020 for a cumulative amount of $17 million and the third and final invoice for $11 million was received in the first quarter of 2021. All invoices have been settled as of the second quarter of 2021, which remain subject to true-up invoices issued by the AESO in October 2021 to be settled in December 2021. The impact of the true-up invoices is expected to be $1 million.
III. Kaybob 3 Cogeneration Dispute
The Corporation is engaged in a dispute with ET Canada as a result of ET Canada’s purported termination of agreements between the parties to develop, construct and operate a 40 MW cogeneration facility at the Kaybob South No. 3 sour gas processing facility. TransAlta commenced an arbitration seeking full compensation for ET Canada's wrongful termination of the agreements. ET Canada seeks a declaration that the agreements were lawfully terminated. A hearing is scheduled for two weeks starting January 9, 2023.

IV. Fortescue Metals Group Ltd. Dispute
The Corporation is currently engaged in a dispute with Fortescue Metals Group Ltd. ("FMG") as a result of FMG's purported termination of the South Hedland PPA. TransAlta sued FMG, seeking payments of amounts invoiced and not paid under the South Hedland PPA, as well as a declaration that the PPA is valid and in force. FMG, on the other hand, seeks a declaration that the PPA was lawfully terminated. The trial for this matter was to start on May 3, 2021 but, on May 2, 2021, the Corporation entered into a conditional settlement with FMG. The trial has been adjourned pending satisfaction of the settlement conditions, which the Corporation expects to occur before Dec. 31, 2021.

V. Keephills 1 Stator Force Majeure Appeal
The Balancing Pool and ENMAX Energy Corporation ("ENMAX") are seeking to set aside an arbitration award on the basis that they did not receive a fair hearing. The Alberta Court of Queen’s Bench ("ABQB") dismissed the Balancing Pool and ENMAX’s allegations of unfairness on June 26, 2019. The Balancing Pool and ENMAX, however, sought leave to appeal the ABQB’s decision at the Court of Appeal, which was granted on Feb. 13, 2020. The appeal was heard on July 8, 2021. After the hearing, counsel for ENMAX raised concerns that one of the three justices on the appeal panel was distracted during the hearing. The justice has since recused herself from the hearing and the parties made submissions with respect to whether the remaining two justices can continue to issue the decision or whether a new hearing is required. On Nov. 8, 2021, the Alberta Court of Appeal released its decision and ordered that the appeal be re-heard by a new three-person panel of the Court of Appeal, which has yet to be scheduled.

TRANSALTA CORPORATION F31

Notes to Condensed Consolidated Financial Statements

21. Segment Disclosures
A. Reported Segment Earnings (Loss)

3 months ended Sept. 30, 2021	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total	Equity accounted investments(1)	IFRS Financials
Revenues	96	55	88	35	321	171	86	1	853	(3)	850
Fuel and purchased power(2)	3	4	32	2	165	120	—	1	327	—	327
Carbon compliance(2)	—	—	6	—	41	—	—	—	47	—	47
Gross margin	93	51	50	33	115	51	86	—	479	(3)	476
Operations, maintenance, and administration	11	14	13	9	35	13	14	23	132	(1)	131
Depreciation and amortization	8	35	11	7	43	14	—	6	124	(1)	123
Asset impairment	—	10	—	—	555	—	—	10	575	—	575
Taxes, other than income taxes	—	3	—	—	5	—	—	1	9	—	9
Net other operating expense	—	—	—	—	47	—	—	—	47	—	47
Operating income (loss)	74	(11)	26	17	(570)	24	72	(40)	(408)	(1)	(409)
Equity income from associate	—	—	—	—	—	—	—	—	—	1	1
Finance lease income	—	—	1	5	—	—	—	—	6	—	6
Net interest expense									(61)	(2)	(63)
Foreign exchange gain									1	—	1
Gain on sale of assets									23	—	23
Loss before income taxes									(439)	(2)	(441)

(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment.
(2) As of the first quarter of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted for comparative purposes.

3 months ended Sept. 30, 2020	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total
Revenues	41	61	57	43	142	119	50	1	514
Fuel and purchased power(1)	5	5	17	3	101	82	—	1	214
Carbon compliance(1)	—	—	—	—	38	—	—	—	38
Gross margin	36	56	40	40	3	37	50	—	262
Operations, maintenance, and administration	9	14	13	7	31	15	9	16	114
Depreciation and amortization	8	34	13	11	65	24	—	7	162
Asset impairment	2	—	—	—	70	4	—	—	76
Taxes, other than income taxes	(1)	3	—	—	5	1	—	—	8
Net other operating income	—	—	—	—	(10)	—	—	—	(10)
Operating income (loss)	18	5	14	22	(158)	(7)	41	(23)	(88)
Finance lease income	—	—	2	—	—	—	—	—	2
Net interest expense									(56)
Foreign exchange gain									11
Gain on sale of assets									2
Loss before income taxes									(129)
(1) As of the first quarter of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted for comparative purposes.

TRANSALTA CORPORATION F32

Notes to Condensed Consolidated Financial Statements

9 months ended Sept. 30, 2021	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total	Equity accounted investments(1)	IFRS Financials
Revenues	299	225	215	96	775	322	185	6	2,123	(12)	2,111
Fuel and purchased power(2)	7	11	74	7	430	247	—	6	782	—	782
Carbon compliance(2)	—	—	18	—	121	—	—	—	139	—	139
Gross margin	292	214	123	89	224	75	185	—	1,202	(12)	1,190
Operations, maintenance, and administration	35	42	38	27	123	38	31	55	389	(2)	387
Depreciation and amortization	21	106	34	21	157	42	1	18	400	(5)	395
Asset impairment	—	10	—	—	573	—	—	37	620	—	620
Taxes, other than income taxes	2	8	1	—	13	2	—	1	27	(1)	26
Net other operating expense	—	—	—	—	26	—	—	—	26	—	26
Operating income (loss)	234	48	50	41	(668)	(7)	153	(111)	(260)	(4)	(264)
Equity income from associate	—	—	—	—	—	—	—	(2)	(2)	7	5
Finance lease income	—	—	3	16	—	—	—	—	19	—	19
Net interest expense									(182)	(4)	(186)
Foreign exchange gain									22	—	22
Gain on sale of assets									56	—	56
Loss before income taxes									(347)	(1)	(348)

(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment.
(2) As of the first quarter of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted for comparative purposes.

9 months ended Sept. 30, 2020	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total
Revenues	121	240	156	121	488	329	103	(1)	1,557
Fuel and purchased power(1)	9	14	44	8	282	167	—	(1)	523
Carbon compliance(1)	—	—	1	—	117	—	—	—	118
Gross margin	112	226	111	113	89	162	103	—	916
Operations, maintenance, and administration	28	40	37	23	97	46	24	59	354
Depreciation and amortization	21	101	34	34	200	71	1	19	481
Asset impairment reversal	2	—	—	—	68	(3)	—	—	67
Taxes, other than income taxes	1	7	1	—	12	4	—	—	25
Net other operating income	—	—	—	—	(30)	—	—	—	(30)
Operating income (loss)	60	78	39	56	(258)	44	78	(78)	19
Finance lease income	—	—	4	—	—	—	—	—	4
Net interest expense									(175)
Foreign exchange gain									15
Gain on sale of assets									2
Loss before income taxes									(135)
(1) As of the first quarter of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted for comparative purposes.

TRANSALTA CORPORATION F33

Notes to Condensed Consolidated Financial Statements

B. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows
The reconciliation between depreciation and amortization reported on the condensed consolidated statements of earnings (loss) and the condensed consolidated statements of cash flows is presented below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2021	2020	2021	2020
Depreciation and amortization expense on the condensed consolidated statements of loss	123	162	395	481
Depreciation included in fuel and purchased power (Note 5)	74	33	179	86
Depreciation and amortization on the condensed consolidated statements of cash flows	197	195	574	567

TRANSALTA CORPORATION F34

Notes to Condensed Consolidated Financial Statements

Exhibit 1
(Unaudited)
The information set out below is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the audited annual consolidated financial statements.
To the Financial Statements of TransAlta Corporation

EARNINGS COVERAGE RATIO
The following selected financial ratio is calculated for the twelve months ended Sept. 30, 2021:
Earnings coverage on long-term debt supporting the Corporation’s Shelf Prospectus
(1.7) times
Earnings coverage on long-term debt on a net earnings basis is equal to net earnings before interest expense and income taxes, divided by interest expense including capitalized interest.

TRANSALTA CORPORATION F35